FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 6, 2002

Telefónica, S.A.
(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Telefónica

PRIOR COMMUNICATION

Joaquín de Fuentes Bardají, holder of identity card no. 50.407.969 – L, acting on behalf of TELEFÓNICA, S.A. (hereinafter the "Company" or "Telefónica") in his capacity as Vice -Secretary of the Board of Directors, hereby declares before the Spanish National Securities Commission:

I. That the Company's General Ordinary Shareholders' Meeting held on June 15th, 2001 resolved to increase the share capital of the Company to be charged to freely disposable reserves, through the issue of new ordinary shares of the same series and carrying the same rights as those currently outstanding, of a nominal value of one (1) euro each, represented by book entries, and for an amount equivalent to 2 % of the share capital of the Company subscribed and paid-in at the time of the beginning of the free allotment period of the new shares.

The General Ordinary Shareholders´ Meeting also resolved to delegate to the Board of Directors the power (which in turn may be sub- delegated in whole or in part to its Standing Committee and/or in any of the Director with delegated powers) to set the dates on which the aforementioned capital increases may be executed and to specify the conditions for the capital increases that have not been provided for in the Meeting.

II That, under said authorization, the Company's Board of Directors, at its meeting held on January 30th, 2002 resolved to delegate to its Standing Committee the aforementioned power

III. That the Standing Committee of the Board of Directors, at its meeting held on February 13th, 2002, resolved to execute the resolution referred to in the previous paragraph and set the amount for the capital increase at Euros 95,307,084, through the issue of 95,307,084 ordinary shares, of the same series and carrying the same rights as those currently outstanding, of a nominal value of one (1) euro each and represented by book entries.

IV. That, by means of this document, and by virtue of that stated in article 26 of the Stock Market Law 24/1988 of July 28 (modified by Law 37/1998 of November 16), and articles 5.2.a), 8.1 and 9 of Royal Decree 291/1992 of March 27, regarding Issues and Public Sale Offers of Securities (modified by Royal Decree 2590/1998, December 7), the mandatory Prior Communication regarding the increase in the Company's share capital is presented, and the main characteristics of this are stated below:

1. Issuer

The issuer of the shares derived from the aforementioned capital increase is TELEFÓNICA S.A., with its registered head office in Madrid, Gran Vía 28 and C.I.F. A-28/015865, registered in the Madrid Mercantile Register, volume 12,534, sheet 21, section 8 of the book of Companies, page M-6164, registering 1359.

2. Nature and characteristics of the securities to be issued and the amount of the issue

The securities issued in the capital increase are ordinary Telefónica shares, with a nominal value of one Euro each, of the same series, and with the same rights as those Telefónica shares currently outstanding, and represented by book entries.

The new shares issued by virtue of this capital increase will entitle holders to receive the entire amount of the dividends distributed from the issue date, including, therefore, those to be charged to fiscal 2001.

The capital increase will be entirely charged to the Company's freely disposable reserves, in the ratio of one (1) new share for every fifty (50) Company shares currently outstanding, and this increase will be based on the balance duly audited by the Company's auditors for the year ended December 31, 2000.

The number of shares derived from the capital increase (95,307,084 shares) will be equal to 2% of the Company ´s subscribed and paid- in capital stock at the time of the beginning of the free allotment period of the new shares, as established in the Shareholders Meeting ´s resolution referred to in Point I. The shares will be issued at par, that is with an issue price of one (1) euro per share.

The Company will apply for the listing of these shares on the four Spanish Stock Exchanges and in the Spanish Automated Quotation System (*Mercado Continuo*), as well as their listing on the foreign securities exchanges where the Company's outstanding shares are already listed and their inclusion in the Stock Exchange Automated Quotation System (SEAQ International), subject to the regulations governing said stock markets.

3. Group of subscribers to whom the issue will be offered

All those Company shareholders who, at the end of the working day previous to the beginning of the free allocation period referred to below, were registered as such, will be entitled to receive one (1) new share for every fifty (50) old ones held. The free allocation rights will be transferable during this period under the same conditions as the shares from which they derive.

For the purposes of that stated in the previous paragraph, every natural or legal person, who, at the end of the aforementioned day, is registered as a holder of the Company's shares at the registries of the member-entities of the Spanish Settlement and Clearance Service (SCLV) will be considered a Telefónica shareholder.

4. Allocation procedure

The free allocation rights may be exercised during a fifteen-day period which will begin on the working day subsequent to the publication of the announcement of the capital increase in the Official Gazette of the Mercantile Register.

As the share capital increase is charged to reserves, no disbursement will need to be made by the holders of free allocation rights.

5. Entities participating in the issue

All the member-entities of the SCLV, in the course of their normal activity, will participate in the allocation of the shares from this capital increase.

6. The Issue's Prospectus

Telefónica shall present the corresponding abridged Prospectus on the Issue corresponding to this capital increase, in order for this to be verified and registered by the Spanish National Securities Commission, in accordance with that stated in article 5.2.d) of Royal Decree 291/1992.

In witness thereof,

IT IS REQUESTED that the Spanish National Securities Commission (Comisión Nacional del Mercado de Valores) on acknowledging the filing of this Prior Communication relative to the capital increase on reserves, admits it and, after having completed the required formalities, proceeds to register it in the appropriate Registry.

Madrid, March 4, 2002

TELEFONICA, S.A.
p.p.

Mr. Joaquín de Fuentes Bardají
Vice -Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: March 6, 2002

By: ______________________

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors